AM
3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36868

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST CITIZENS FINANCIAL PLUS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 MASONIC ST.
(No. and Street)

DYERSBURG	TENNESSEE	38024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. THOMAS HOPPER — 731-285-8880
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARMICHAEL DUNN CRESWELL & SPARKS PLLC
(Name — *if individual, state last, first, middle name*)

185 N CHURCH	DYERSBURG	TENNESSEE	38024
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. THOMAS HOPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CITIZENS FINANCIAL PLUS, INC., as of DECEMBER 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

My Commission Expires Mar. 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section - AICPA
SEC Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

February 21, 2002

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

Members of the Board:

We have recently completed our annual audit of the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2001, and we have submitted our report of that examination. During our audit, we reviewed general operations and internal controls in effect. We have concluded that internal controls are adequate for the protection of the Company's assets and to insure the accurate recording of its transactions.

We appreciate the cooperation of bank personnel during our engagement, and we look forward to serving you again in the future.

Carmichael, Dunn, Creswell & Sparks PLLC

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS

December 31, 2001 and 2000

FIRST CITIZENS FINANCIAL PLUS, INC.

TABLE OF CONTENTS

Carmichael, Dunn, Creswell & Sparks PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section - AICPA
SEC Practice Section - AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying balance sheets of First Citizens Financial Plus, Inc., as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the Statement of Changes in Liabilities and the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyersburg, Tennessee
February 21, 2002

Carmichael, Dunn, Creswell & Sparks PLLC

FIRST CITIZENS FINANCIAL PLUS, INC.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash in bank	$ 526,437	$ 472,698
Prepaid expense	21,190	
Commissions receivable	9,189	8,804
Total Current Assets	556,816	481,502
Fixed Assets		
Furniture and equipment	41,162	47,257
TOTAL ASSETS	**$ 597,978**	**$ 528,759**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Taxes payable	$	$ 1,072
Accrued rent	15,384	14,334
Accrued commissions		6,273
Other liabilities	20,713	19,990
Total Current Liabilities	36,097	41,669
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2001 and 2000	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	80,131	5,340
Total Stockholders' Equity	561,881	487,090
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 597,978**	**$ 528,759**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Income		
Commissions earned	$ 760,316	$ 950,710
Interest income	19,920	28,939
Total Income	780,236	979,649
Expenses		
Regulatory costs	16,695	13,595
Advertising	23,186	10,926
Commissions	223,229	327,935
Salaries and employee benefits	245,218	238,174
Contract labor	413	8,394
Telephone expenses	13,981	12,679
Affiliation fees	55,069	52,628
Computer services	5,875	5,059
Professional services	3,073	6,879
Rent	15,384	14,334
Repair and maintenance	11,291	9,747
Travel and seminars	3,558	9,754
Dues and subscriptions	3,691	1,023
Freight	2,024	1,715
Supplies	8,480	10,764
Depreciation	11,854	12,931
Postage	8,817	10,482
Utilities	7,138	6,785
Other expenses	13,518	23,425
Total Expenses	672,494	777,229
Net income before income taxes	107,742	202,420
Provision for income tax expense	32,951	75,940
Net Income	**$ 74,791**	**$ 126,480**
Earnings per share	**$ 92.68**	**$ 156.72**
Weighted average shares outstanding	**807**	**807**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2000	$ 201,750	$ 280,000	$ 28,860	$ 510,610
Comprehensive income				
Net income			126,480	126,480
Dividends paid			(150,000)	(150,000)
Balance - December 31, 2000	201,750	280,000	5,340	487,090
Comprehensive income				
Net income			74,791	74,791
Balance - December 31, 2001	**$ 201,750**	**$ 280,000**	**$ 80,131**	**$ 561,881**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net income	$ 74,791	$ 126,480
Adjustments to reconcile net income to net cash used by operating activities:		
Provision for depreciation	11,854	12,931
Increase in prepaid expenses	(21,190)	
Increase (decrease) in accrued expenses	(5,572)	(16,359)
Decrease (increase) in commissions receivable	(385)	38,701
NET CASH PROVIDED BY OPERATING ACTIVITIES	59,498	161,753
Investing Activities		
Purchase of fixed assets	(5,758)	(18,242)
NET CASH USED BY INVESTING ACTIVITIES	(5,758)	(18,242)
Financing Activities		
Cash dividends paid		(150,000)
NET CASH USED BY FINANCING ACTIVITIES		(150,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	53,740	(6,489)
Cash and cash equivalents at beginning of year	472,697	479,186
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 526,437**	**$ 472,697**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	**$ 39,692**	**$ 58,627**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

Organization

The Corporation was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Corporation began operations on June 3, 1985.

Nature of Operations

The Corporation provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

Basis of Accounting

The financial statements of the Corporation are presented using the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings.

Fixed Assets

Fixed assets of the Corporation are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2001, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2001 and 2000

Note 3 - Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2001	2000
Furniture and equipment	$ 91,903	$ 86,144
Less: accumulated depreciation	50,741	38,887
	$ 41,162	$ 47,257

Note 4 - Broker/Dealer

In late December, 1988, First Citizens Financial Plus, Inc., was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee.

Note 5 - Securities Information Center

As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2001, the Corporation is in good standing with the Securities Information Center.

Note 6 - Employee Stock Ownership Plan

The employees of First Citizens Financial Plus, Inc., participate in the Employee Stock Ownership Plan and 401K Plan sponsored by the parent company, First Citizens National Bank. The contributions for the years ended December 31, 2001 and 2000 were $29,840 and $35,611, respectively.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
December 31, 2001 and 2000

	2001	2000
Total Liabilities	$ 36,097	$ 41,669
Liabilities Subordinate to General Creditors	$	

See independent auditors' report.

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2001 and 2000

	2001	2000
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 561,881	$ 487,090
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 511,881**	**$ 437,090**
Aggregate Indebtedness		
Accrued liabilities	$ 36,097	$ 41,669
Total Indebtedness	**$ 36,097**	**$ 41,669**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 561,881	$ 487,090
Less: adjustment for non-allowable items:		
Other assets	9,469	14,589
Furniture and fixtures	41,162	47,257
Haircuts on securities	8,937	7,974
Net Capital	502,313	417,270
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 452,313**	**$ 367,270**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 500,722	$ 417,270
Net Capital	**$ 500,722**	**$ 417,270**
Aggregate Indebtedness		
Accrued liabilities	**$ 36,097**	**$ 41,669**
Ratio: Aggregate Indebtedness/Net Capital	7.21%	9.99%

See independent auditors' report.

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section – AICPA
SEC Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2001 and 2000, and have issued our report thereon dated February 21, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Citizens Financial Plus, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dyersburg, Tennessee
February 21, 2002

